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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-6010

Attention:		Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Donald E. Field, Attorney-Adviser
Jennifer López, Attorney, Office of Mergers and Acquisitions

	Re:	Fantex, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 19, 2016
File No. 000-55204

Schedule 13E-3
Filed September 22, 2016
File No. 005-89635

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an amendment (the “14C Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2016 (as amended, the “Information Statement”), and an amendment (the “13E-3 Amendment” and together with the 14C Amendment, the “Amendments”) to the Company’s Schedule 13E-3 filed with the Commission on September 22, 2016 (as amended, the “Schedule 13E-3” and together with the Information Statement, the “Filings”).

This letter responds to the comments received on October 19, 2016 from the staff of the Commission (the “Staff”). The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s responses thereto. Where the Company has revised its disclosure in the Amendments in response to the Staff’s comments, we have noted the applicable page number of the Amendments in the response. For the Staff’s convenience, we are also providing a courtesy package that includes five copies of the Filings that have been marked to show changes from the prior filings.

Schedule 13E-3

1.                                      We note that Fantex Holdings, Inc. beneficially owns approximately 94% of your outstanding common stock and that Cornell “Buck” French and David Beirne beneficially own approximately 20% and 24%, respectively, of Fantex Holdings, Inc.’s capital stock. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include Fantex Holdings, Inc., Cornell “Buck” French and David Beirne as filing persons in the going private transaction and revise the Schedule 13E-3 and information statement as applicable. Please also ensure that you provide all information required by Instruction C to Schedule 13E-3 with respect to Fantex Holdings, Inc.

Response:                                         In response to the Staff’s comment, the Company has revised the Schedule 13E-3 and Information Statement to include Fantex Holdings, Inc. (“Holdings”), Cornell “Buck” French and David Beirne as filing persons (with respect to the Schedule 13E-3) and to furnish the disclosures required with respect to such persons, including the information required by Instruction C to Schedule 13E-3 with respect to Holdings.

Exhibits, page 8

2.                                      We note that in connection with the Reverse/Forward Split that you received a number of reports from Timan LLC. Please file each report as an exhibit to the schedule. Refer to Item 1016(c) of Regulation M-A. In this regard, we note that you have attached these reports as one appendix to the schedule rather than filing each as an individual exhibit.

Response:                                         In response to the Staff’s comment, the Company has filed, as separate exhibits to the Schedule 13E-3, the valuation reports (collectively, the “Valuation Reports”) prepared by Timan LLC (the “Independent Appraiser”) with respect to the Company’s Fantex Series Vernon Davis Convertible Tracking Stock, Fantex Series EJ Manuel Convertible Tracking Stock, Fantex Series Mohamed Sanu Convertible Tracking Stock, Fantex Series Alshon Jeffery Convertible Tracking Stock, Fantex Series Michael Brockers Convertible Tracking Stock and Fantex Series Jack Mewhort Convertible Tracking Stock (such series of convertible tracking stock, collectively, the “Tracking Stocks”).

Signatures, page 9

3.                                      Please include the signature of each filing person, including those added in response to comment 1 above. Refer to Instruction to Signatures to Schedule 13E-3.

Response:                                         In response to the Staff’s comment, the Company has revised Schedule 13E-3 to include the signatures of each filing person.

Preliminary Information Statement on Schedule 14C

General

4.                                      Please include on the outside front cover page of the information statement the legend required by Rule 13e-3(e)(1)(iii). Refer to the Instructions to Rule 13e-3(e)(1).

Response:                                         In response to the Staff’s comment, the Company has revised the outside front cover page of the Information Statement to include the legend required by Rule 13e-3(e)(1)(iii) promulgated under the Exchange Act.

What are some of the factors that the Board considered …?, page 4

5.                                      Please disclose in detail the Board’s “discussions and conclusions” about the fairness of the price.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 9-16 of the Information Statement.

6.                                      In the fourth bullet point, please disclose the percentage of each series of subject securities that will be cashed out.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Information Statement.

Fairness of the Reverse/Forward Split to Stockholders, page 10

7.                                      Please include the fairness determination made by the filing persons other than the company. Additionally, please note that each filing person must independently disclose its belief as to whether the transaction is substantively and procedurally fair to unaffiliated stockholders. Refer to Item 1014 of Regulation M-A. In this regard, with respect to the company’s fairness determination, we note that the company only discusses procedural fairness. Please revise this section and the information statement throughout as applicable.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 10-16 of the Information Statement.

8.                                      We note that the Board considered the reports of the independent valuation firm, Timan LLC, regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board adopted the analysis of Timan LLC. Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analysis do not address each of the factors listed in Item 1014, such filing person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 10-16 of the Information Statement.

The Company respectfully notes that, as stated in Section 1.1 of each of the Valuation Reports, the Valuation Reports do not constitute fairness opinions or recommendations to any stockholder with respect to the transactions contemplated by the Information Statement (the “Transactions”). Instead, the Valuation Reports are directed to the Board and relate only to the valuation of the shares of the Tracking Stocks. Accordingly, and as disclosed in the Information Statement, while the Company, Holdings, David Beirne and Cornell “Buck” French considered the Independent Appraiser’s analysis of the values of the Tracking Stocks to be relevant in assessing the fairness of the Transactions, they did not base their fairness determinations on the Valuation Reports, nor do they adopt the analyses of the Independent Appraiser contained therein.

9.                                      We note that in connection with the Reverse/Forward Split that you received a number of reports from Timan LLC. Please provide the information required by Item 1015(b) of Regulation M-A with respect to each report.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 13-14 of the Information Statement.

10.                               In the last paragraph, you refer to “internal valuations.” Please disclose these valuations and the relevant methodologies used to develop them.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 10-13 of the Information Statement.

11.                               Please disclose what consideration the Board gave in making its fairness determination to the purchase prices paid in the purchases disclosed on page 18. See Instruction 2(iv) to Item 1014.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 14 of the Information Statement.

Prior Transactions Between the Company and Fantex Holdings, Inc., page 23

12.                               We note your disclosure on page 18 that in July 2016 the company purchased certain amounts of common stock from Fantex Holdings, Inc. and certain officers and directors of the company. Please revise this section accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 24 and 31-33 of the Information Statement.

13.                               Please state the percentages of subject securities owned by each person. See Item 1008(a) of Regulation M-A.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 31 of the Information Statement.

Management Agreement, page 24

14.                               Please disclose the approximate dollar amounts paid between the company and Fantex Holdings, Inc. for the referenced periods. Refer to Item 1005(a) of Regulation M-A.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 31 of the Information Statement.

Financial Information, page 26

15.                               We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement. Schedule 13E-3 does not permit forward incorporation by reference. Please revise as applicable.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on page 34 of the Information Statement.

16.                               It appears that you are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. Please revise to include the information required by Item 1010(c).

Response:                                         In response to the Staff’s comment, the Company has revised the disclosures on pages 34-36 of the Information Statement.

* * * * * *

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting the Amendments to the Filings. Please do not hesitate to contact me by telephone at (650) 463-3058 or by email at jim.morrone@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jim Morrone

Jim Morrone
of LATHAM & WATKINS LLP

cc:	Cornell “Buck” French, Fantex, Inc., Fantex Holdings, Inc.
William Garvey, Fantex, Inc., Fantex Holdings, Inc.
Patrick Pohlen, Latham & Watkins LLP
Alexander White, Latham & Watkins LLP